


REALWORLD

Real Easy Real Estate

Problem

The Process Of Buying A Home Is Stressful, Time Consuming, And Complicated, Especially For First Time Home Buyers.

 It takes an average of **4.5** months to shop for a home, then an additional 30-60 days once you're under contract.

 Most home buyers will view more than 10 homes over 10 weeks before finding a good fit.

 If the offer falls through or isn't accepted, the process starts all over again.



Sources: Zillow, realtor.com

Solution

RealWorld: An Immersive, Gamelike Platform, Making It Faster, Easier, And More Fun To Buy Real Estate.



A simulation-style experience where users explore immersive 3D versions of the houses they're really buying.



Gamifying the home buying experience, making it easier, less stressful, and more fun.



Combining automation to fast-track the home buying process with the attention grabbing power of virtual worlds.

How It Works

REALWORLD

A Simulation-style App, Enabling You To Browse, Buy & Sell Real Estate In The Real World.

 Users make their own avatar and set preferences.

 The platform automates the process of buying and selling a home in a video game-like experience.

 Sellers leverage 3D views of their property to entice buyers to view their home from all over the world.

 Buyers visit specific houses they're interested in or simply explore.

Market Opportunity



The market size of the real estate sales & brokerage industry in the U.S. was **$226.8bn** in **2022.**



The U.S. real estate market is expected to grow at a CAGR of **5.2%** from **2022-2030.**

Sources: grandviewresearch.com, successknocks.com

Business Model

Real world Is The App Version Of A Real Estate Broker.



Real World plans to charge commissions on real estate transactions.



The company expects properties to change hands in a highly automated fashion.

Team



Daniel Waterman

Manager

Realtor, Coldwell Banker



Nathaly Benitez

Associate

MBA, Nova Southeastern University